FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER, 2007

LUND GOLD LTD. (File #0-29960)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

  Lund Gold Ltd. – Management Discussion and Analysis for the year ended June 30, 2007, CEO certification and CFO certification.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.
(Registrant)

Date: November 6, 2007	By:	“Chet Idziszek”
Chet Idziszek

	Its:	President
(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone:	(604) 331-8772
Vancouver, B.C. V6E 2E9	Fax:	(604) 331-8773

November 6, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Lund Gold Ltd. – (File #0-29960)
Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek
President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies) OTCBB Filings, Attention: Ms. Pam Morris Miller Thomson, Attention: Mr. Rupert Legge

Lund Gold Ltd.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JUNE 30, 2007

Introductory Comment and Overview

Lund Gold Ltd. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “LGD”. The Company is in the business of exploring its Carneirinho mineral project located in north-central Brazil, with the primary aim of developing it to a stage where it can be exploited at a profit. We do not have any producing properties and our current operations are exploratory searches for minerals. During the year ended June 30, 2007, the Company was primarily engaged in early-stage exploration of the Carneirinho Gold Project, and in April 2007 we acquired an additional 50 per cent interest in this optioned property for a total 100 per cent interest.

This MD&A is dated October 17, 2007 and discloses specified information up to that date. Lund Gold is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer from time to time to “Lund”, “Lund Gold”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Lund Gold Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to Lund Gold, including an Annual Information Form, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions during the year ended June 30, 2007:

1.

Completion of a Phase One exploratory program on the Carneirinho Gold Project between August and November 2006. Details of results are provided in a news release filed on SEDAR and dated December 4, 2006.

2.

The acquisition in April 2007 of an additional 50 per cent interest in the Carneirinho option from Oromin Explorations Ltd., a company related by having certain directors in common, in consideration of the issue of 1,197,906 common shares at a value of $371,351, which was Oromin’s actual invested costs to the date of the agreement.

3.	The completion, also in April 2007, of a non-brokered private placement financing for proceeds of $3,000,000 providing robust funding to pursue follow-up exploration programs.

4.

Initiation of our Phase Two program as announced in our news release of May 4, 2007. This phase, budgeted at $700,000, includes infill soil and rock sampling and ground geophysical surveying to better delineate and evaluate the series of gold anomalies discovered in Phase One, together with a trenching and drilling program for which the drill contract was announced June 5, 2007 and the commencement of drilling announced July 30, 2007. This program is now under way and results are expected during the month of November 2007.

Selected Annual Information

The following table provides a brief summary of Lund’s financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended	Year Ended	Year Ended
	June 30, 2007	June 30, 2006	June 30, 2005
Total revenues	nil	nil	nil
Net loss	$778,235	$2,181,406	$332,357
Basic and diluted loss per share	(0.03)	(0.11)	(0.02)
Total assets	4,166,476	1,124,412	2,099,788
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

Lund Gold Ltd.
Management Discussion and Analysis
year ended June 30, 2007
Page 2 of 6

During the fiscal year ended June 30, 2007, total assets increased to $4.166 million from $1.124 million as at June 30, 2006, primarily due to the placement of share capital. The significant decrease in loss during the year ended June 30, 2007 compared to the year ended June 30, 2006 is primarily due to a) the absence in fiscal 2007 of a property write-down ($1.8 million in fiscal 2006) and b) an increase of $397,000 in stock-based compensation costs from 2006 to 2007, attributable to a large grant of options in April 2007.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. There are numerous reasons for this, but they include such things as widely varying levels of activity depending on the state of the capital markets and upon the company’s number of projects; the nature, size and timing of exploration programs depending on availability of funds, property location, seasonal factors and the number of exploration stages which have taken place on properties (typically, budgets on a given project go up year on year as projects proceed from grassroots prospecting towards drilling and resource definition); costs of properties abandoned or otherwise disposed of being charged to operations; levels of staffing and whether this consists of employed or contract personnel; the degree of professional services required to carry out such matters as property transactions or corporate finance; the resources applied to investor relations programs; and the amounts recognized as stock-based compensation expense upon the vesting of stock option grants.

In Lund’s case, the factors just described have all come into effect during the three years reported on. During fiscal 2005 we were focused principally on the Aldebaran project, incurring over $1,190,000 in costs for it, while incurring a very early stage cost of $55,000 on the newly-acquired Carneirinho option. During fiscal 2006 we expended only $45,000 on Aldebaran, and at the end of this fiscal year wrote off all related project costs, by then totalling $1.8 million. We incurred $81,000 in costs on the Carneirinho option in fiscal 2006, compared to a large increase to $902,000 in fiscal 2007 – of which $371,000 was incurred by the purchase for stock of an additional 50 per cent interest in the option. Our general and administrative costs, excluding the non-cash item stock-based compensation, have ranged during these years between $300,000 and $350,000, increasing somewhat in fiscal 2007 commensurate with funds raised and a more active program at the Carneirinho project.

Results of Operations

Lund’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows portrays a robust ability to access the capital markets in each of past three fiscal years and to otherwise manage our financial assets. It also demonstrates Lund’s continuing commitment to robust programs of resource project expenditure, which is after all the business we are in as a development stage company. Net of non-cash items, our operations have consumed between approximately $55,000 and $90,000 per quarter over the past two fiscal years. We expect this level to continue over our one- to two-year planning horizon.

Net of the very large but non-cash item stock-based compensation, our expenses for the year ended June 30, 2007 were approximately $350,000, up from approximately $315,000 in the preceding year. The only significant variances were increased office and general costs, and wages and benefits, consistent with our levels of financing and project expenditures.

Interest earnings increased notably in 2007 related to the investment of greater balances of financing proceeds.

The Company's largest cash outflows in the year ended June 30, 2007 reflect mineral property expenditures of $537,899. In the previous fiscal year period, our mineral project expenditures were a much lower $132,544. The increase in 2007 reflects the ramping up of the Carneirinho project. With the acquisition of a 100 per cent working interest pursuant to our March 12, 2007 agreement with Oromin, we expect these levels to increase substantially going forward.

Lund Gold Ltd.
Management Discussion and Analysis
year ended June 30, 2007
Page 3 of 6

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended June	Ended	Ended	Ended	Ended June	Ended	Ended	Ended
	30, 2007	March 31,	December	September	30, 2006	March 31,	December	September
		2007	31, 2006	30, 2006		2006	31, 2005	30, 2005
Total assets	$4,166,476	$1,655,415	$1,043,830	$1,060,260	$1,124,412	$1,195,366	$161,179	$2,039,200
Mineral
properties	1,038,920	528,867	282,067	191,456	136,569	119,172	58,133	1,852,921
Working capital	3,072,242	1,092,097	635,468	813,184	923,885	1,025,616	40,279	116,809
Shareholders’
equity	4,136,180	1,647,442	944,013	1,031,848	1,088,391	1,171,385	125,755	1,997,837
Revenues	Nil	Nil	Nil	nil	nil	nil	nil	nil
Net loss	(571,960)	(61,897)	(87,835)	(56,543)	(82,994)	(66,184)	(1,962,680)	(69,548)
Loss per share	(0.02)	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	(0.11)	(0.00)

Significant changes in key financial data from 2005 to 2007 can be attributed to our acquisition, financing and active exploration of the Carneirinho Gold Project, and formerly the Aldebaran Property, and the abandonment and writedown of the latter project in fiscal 2006. See also “Discussion and Analysis of Fourth Quarter” below.

Liquidity

Based on our existing working capital, we expect to maintain adequate liquidity to meet our funding needs anticipated for the balance of the fiscal year currently in progress. This robust working capital position principally reflects the private placement financing in March 2007 which closed in April.

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years. Our exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until we develop cash flow from operations, although such cash flow is well beyond our current planning horizon. There can be no assurance, however, that we will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, our plan is to continue our exploration program at Carneirinho.

Capital Resources

During the year ended June 30, 2007, the Company realized $99,160 from the exercise of previously issued warrants and $2,877,194 in cash proceeds, net of issue costs, of a private placement offering of units priced at $0.25. In April 2007 this financing closed with the issue of 12,000,000 new common shares together with warrants for the acquisition of up to 6,000,000 additional common shares at the warrant exercise price of $0.40 per share for a two year term. Based on our existing working capital, the Company does not expect to require additional financing during the current or following fiscal year. The Company has no material commitments for capital expenditures, but intends to incur substantial additional exploration expenditures on its Carneirinho Property during the fiscal years ending June 30, 2007 and 2008. In addition to ongoing exploration programs, we would be required to make a payment to the optionor of US$400,000 on or before April 30, 2008 to maintain the option in respect of the Carneirinho Project.

Related Party Transactions

During the year ended June 30, 2007, the Company incurred legal fees of $36,600 paid or accrued to a company controlled by a director and officer of the Company. The Company also paid or accrued wages and benefits of $76,652 to its Chief Executive Officer and incurred office and rent costs of $40,282 with a company related by way of common directors. As described in Note 3 to the financial statements, in April 2007 we issued 1,197,906 shares to Oromin Explorations Ltd., a company related by having certain directors in common, for the acquisition of an additional interest in the Carneirinho project option.

As at June 30, 2007, accounts payable includes an accrual of $6,740 due to related parties.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Lund Gold Ltd.
Management Discussion and Analysis
year ended June 30, 2007
Page 4 of 6

Discussion and Analysis of Fourth Quarter

The net loss recorded in the final fiscal quarter was $571,960, compared to $206,275 for the aggregate of the first three quarters. The most significant fourth quarter charge was the non-cash cost of $472,069 in respect of stock-based compensation, which arose upon a significant grant of stock options to employees, officers, directors and consultants in April and May 2007 as set out in Note 6 to the financial statements, the great majority of which vested upon granting. Setting aside this item, the loss for the fourth quarter was $99,891, compared to an average quarterly loss of approximately $69,000 in the first nine months. The principal items making up this increase in quarterly cost of approximately $31,000 were an increase in costs totaling $53,000 as follows –audit provision $17,000, foreign exchange loss $11,000, insurance cost $11,000, wages and benefits $7,000, and travel costs $6,000 – offset in part by increased interest income of $21,000. The audit provision and insurance increases represent costs not recognized until the final quarter; the foreign exchange loss arose from holdings of US dollars to fund US-dollar denominated exploration costs which were held during a period of significant decline in the value of the USD; wages and benefits increased as a result of an annual salary increase effective in March and the addition of one executive on a shared-cost basis; and travel costs are an inherently variable item. The increased interest earnings reflect investment of the proceeds of the financing which closed in April 2007. We do not expect the fourth quarter level of stock-based compensation cost to be recurring during the fiscal year currently in progress. We expect the cost for the audit and for insurance to be provided on a more regularized quarterly basis. Wages and benefits are expected to recur at levels seen in the fourth quarter; travel costs will remain highly variable. Interest income is expected to continue to be robust based on the share issue proceeds invested.

Recent Accounting Pronouncements

As described in Note 2 to the financial statements, certain new standards have been established by the CICA for fiscal years beginning on or after October 1, 2006; these standards are set out in CICA Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, and Section 3855 “Financial Instruments – Recognition and Measurement”. A further new standard has been established for fiscal years beginning on or after January 1, 2007: CICA Handbook Section 1506 “Accounting Changes”. Lund will be required to adopt these new accounting pronouncements for its fiscal year beginning July 1, 2007. Management has not completed its evaluation of these new standards and their likely effects on the financial statements of the Company. Based on our evaluation to date, management does not believe the application of these new standards is likely to have a significant effect on the behaviour of the users of our financial statements; however, there is a risk that this belief may turn out to be incorrect.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, and accounts payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Because these items have short maturities, the fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted. As at June 30, 2007 approximately 4% of cash was held in US dollars. The Company to date has not been in the practice of using derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. The foreign exchange loss in the statement of operations reflects US dollar holdings in a period of declining US dollar exchange rates.

Other Required Disclosure

Additional Disclosure for Venture Issuers without Significant Revenue

As at June 30, 2006, the Company had incurred acquisition and exploration costs of $136,569 with respect to its Carneirinho Property and during the year ended June 30, 2007, the Company incurred a further $405,519 in exploration costs and $496,832 in acquisition costs. The major components of the exploration costs are set out in detail in note 3 to the statements. Of the additions to acquisitions costs, $371,351 was recorded as the cost of the shares issued to Oromin Explorations Ltd. in April 2007 to acquire Oromin’s 50 per cent interest in the project, while the balance includes Lund’s 50 per cent share of a US$200,000 option payment made in April 2007.

Operating eexpenses for the year ended June 30, 2007 were $819,159, a significant increase from $389,278 for the year ended June 30, 2006, the principal increase being a large non-cash charge in the fourth quarter for stock-based compensation arising on the grant of new stock options as set out in Note 6 to the financial statements.

Lund Gold Ltd.
Management Discussion and Analysis
year ended June 30, 2007
Page 5 of 6

Disclosure Controls and Procedures

Commencing with filing of financial statements for the fiscal year ended June 30, 2006, Lund’s Chief Executive Officer and Chief Financial Officer became responsible for certifying certain matters having to do with the Company’s disclosure controls and procedures (“DCP”). Expressed very briefly, our disclosure controls and procedures are the internal systems, controls and procedures we have established to provide reasonable assurance that material information used internally and disclosed externally is reliable and timely.

The principal forms of information and means of disclosure in Lund which are governed by our DCP are our continuous disclosure obligations under securities regulations, our periodic news releases, our website, and investor relations materials and presentations. These materials are prepared by senior management, with opportunities for review and comment by all senior members of the management team. All materials disclosed are reviewed and approved by the Chief Executive Officer and, where appropriate, by the senior geological staff, the Chief Financial Officer or the director of investor relations. This review and approval process is documented in written or electronic form.

Internal Control over Financial Reporting

Commencing with filing of financial statements for the fiscal year ended June 30, 2007, Lund’s Chief Executive Officer and Chief Financial Officer became responsible for certifying two matters having to do with the Company’s internal control over financial reporting (“ICFR”). These are (1) that those officers have designed or caused to be designed under their effective supervision such ICFR as to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes – including our continuous disclosure obligations under securities regulations – in accordance with Canadian generally accepted accounting principles (“GAAP”); and (2) that they have caused to be disclosed in our annual MD&A any change in Lund’s ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, our ICFR.

We consider that ICFR is properly designed when the controls established would be expected to prevent or detect errors or fraud that could result in material misstatements in the financial statements.

Discussion of deficiencies and compensating factors

Lund is characterized, among other matters, by its small size and limited number of personnel. This is a common situation for companies at our stage of development as a business. These limitations in size and personnel provide inherent limitations to the design of ICFR. These include:

  Limited segregation of duties;

  A concentration of decision-making power and the potential for management override.

In general terms, we have attempted to mitigate the risks posed to ICFR by these factors by employing or recognizing the following:

  Employment of experienced financial professionals with extensive accounting and financial reporting expertise;

  Imposition of supervision and review of accounting transactions to an extent considered reasonable within the limitations of staff size;

  Extensive and detailed analytical review of financial statement items, before statements are published, by executive technical and financial personnel;

  Recognition that the concentration of decision-making power and the associated potential for management override arise from an intimate day-to-day knowledge of the company’s financial and other transactions and an intimate understanding of expected financial accounting outcomes;

  Use of third party professional accounting expertise to assist with drafting of interim and annual financial statements and with assessing the impact of certain complex accounting standards;

  Candid discussions with the Audit Committee of the ICFR environment.

Lund Gold Ltd.
Management Discussion and Analysis
year ended June 30, 2007
Page 6 of 6

Management’s conclusions about disclosure controls and procedures

The CEO and CFO have evaluated the effectiveness of the company’s DCP and assessed the design of the company’s ICFR as of June 30, 2007 pursuant to the requirements of MI 52-109. Notwithstanding the deficiencies identified and disclosed above, they have concluded that our DCP result in reasonable assurance that material information used internally and disclosed externally is reliable and timely. Management believes that risk mitigation steps taken in respect of the ICFR and DCP weaknesses identified are sufficient to support this conclusion.

There have been no changes in Lund’s ICFR in the most recently ended fiscal quarter which have affected or might reasonably be expected to affect our internal control over financial reporting.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 200,000,000 common shares without par value of which 38,410,663 were outstanding at June 30, 2007 and as of the date hereof.

As at June 30, 2007 and the date hereof, the Company has outstanding warrants entitling the purchase of 3,353,357 shares of the Company at a price of $0.25 per share until March 15, 2008, and for the purchase of 6,012,500 shares of the Company at a price of $0.40 per share until April 11 or 13, 2009, for a total of 9,365,857 warrants.

As at June 30, 2007 and the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date

474,000	$0.52	September 8, 2008
21,500	$0.65	September 12, 2008
100,000	$0.33	May 15, 2009
59,000	$0.25	July 22, 2009
896,500	$0.10	November 9, 2010
1,690,000	$0.31	April 20,2012
10,000	$0.37	May 18,2012
3,251,000

Vancouver, British Columbia	***	October 17, 2007

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, with limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

Form 52-109F1 – Certification of Annual Filings

I, Chet Idziszek, Chief Executive Officer (CEO) of Lund Gold Ltd. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the financial year ending June 30, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

	b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 24, 2007

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

Form 52-109F1 – Certification of Annual Filings

I, Ian Brown, Chief Financial Officer (CFO) of Lund Gold Ltd. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the financial year ending June 30, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

	b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

	c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: October 24, 2007

“Ian Brown”
Ian Brown
Chief Financial Officer